FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 16, 2011

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR MAY AT $0.20 PER SHARE

CALGARY, ALBERTA (May 16, 2011) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that a cash dividend of $0.20 per share in respect of May operations will be paid on June 15, 2011 to shareholders of record on May 31, 2011. The ex-dividend date is May 27, 2011 for Canadian shareholders and May 26, 2011 for U.S. shareholders.

The U.S. dollar equivalent dividend amount is approximately US$0.2060 per share assuming a foreign exchange rate of 1.0300 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.40 per share represents a cash-on-cash yield of approximately 4.5% based on the closing price of our common shares on the Toronto Stock Exchange on May 13, 2011 of $53.20.

Baytex has a Dividend Reinvestment Plan (the "DRIP") that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares.  For further information regarding the DRIP, please visit our website at www.baytex.ab.ca or contact Valiant Trust Company at 1-866-313-1872.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca